## THE CHINA FUND, INC. (CHN)


Asian Direct Capital Management

### IN BRIEF

| | |
|---|---|
| Net asset value per share* | US$26.93 |
| Market price* | US$34.74 |
| Premium/discount* | 29.0% |
| Fund size* | US$271.28 |

*Source: State Street Corporation/Martin Currie Inc

| At 31 October 2003 | China Fund NAV US$ | MSCI Golden Dragon US$ |
|---|---|---|
| One month return* | 10.4% | 7.3% |
| One year return* | 83.1% | 41.6% |

### MANAGER'S COMMENTARY

While Lieutenant-Colonel Yang circled the planet in Shenzhou V, launching China into the space age, your manager returned to 1985. That is to say, we visited Luoyang in Henan province, a city which acted as capital to 13 different dynasties, albeit none of the longer lasting ones. Employment in Luoyang is dominated by four enormous state-owned corporations - Luoyang Glass, **First Tractor**, Luoyang Bearing and Luoyang Copper. This gives the city an archaic air, from its small, unreconstructed airport to the two large statues of Mao Zedong in the city centre, one with his hat on, and one with it off. But even here, changes are afoot. Productivity at First Tractor's Ricardo engine plant has jumped by 150% since performance incentives were introduced. The company is looking to stop production of its unprofitable small tractors to concentrate on the larger models, which should benefit from demand arising from the recent Rural Land Contract Law. This law guarantees 30-year land use rights to farmers and should eventually result in larger scale farms. A new line for bright yellow excavators and other construction machinery has been installed in an old factory. Its earlier use is indicated by the large T-59 tank standing as memorial in the front yard. This must be about as close to beating swords into ploughshares as you can get in the modern world.

In other company visits during the month we found a number of state-owned companies considering management buy-outs. The regulations governing this are unclear, but seem easier to achieve at a local level, rather than when central approval is required. At another of your Fund's SOE holdings, **Sinotrans**, the management is instituting a "virtual option" scheme, which rewards management based on share price performance. Regular readers will know that your managers regard staff ownership, or participation in profits, as a key criterion in selecting stocks for this portfolio. So we are excited by these developments, which are likely to make Chinese company managements more attuned to the requirements of minority investors.

International pressure continues to mount on China to revalue the currency. The authorities are now seeking all ways short of actual revaluation to relieve this pressure, including a cut in VAT rebates to exporters, of 3% on average. We believe that the government will eventually realise that it has little to fear from a limited revaluation against the US dollar. That is partly because of the competitiveness of China's export sector, but also because most of the Asian currencies would probably rise along with the RMB. Currency appreciation might also help to address concerns about the economy overheating.

### INVESTMENT STRATEGY

Your Fund is 96.9% invested with holdings in 53 companies. Our changes to the portfolio in October were largely confined to taking losses on our less successful investments. This was with the aim of offsetting the Fund's substantial crystallised gains ahead of the financial year-end.

Something about performance … During the month your Fund benefited from strong performances of two rather unloved private sector companies. The TV and cell phone maker **TCL** and the vegetable grower **Chaoda** both did well as they posted good results. The Fund's representative 'H' shares, including **Anhui Conch** and **Yanzhou Coal**, also gained as a result of investor exuberance for this sector. The outlook for Fund flow into the region remains strong. So we will keep your Fund fully invested, but rotate into shares which have lagged and offer lower risk/returns.

In co-operation with UBS, Martin Currie will be hosting a conference on China, on December 8, 2003 in New York and on December 9, 2003 in Boston. If you would like to come, please contact Ann Andrew on aandrew@martincurrie.com.

*Chris Ruffle, Martin Currie Inc*

### DIRECT INVESTMENT MANAGER'S COMMENTARY

On October 31, 2003, the Fund sold its entire holding in **A-S China Plumbing** following the company's recent IPO on the GEM market in Hong Kong. The sale was at HK$1.43 per share and generated net proceeds of US$1.1 million. Following this disposal, all the legacy investments inherited from the Fund's previous Direct Investment Manager have been exited.

The strong performance of the PRC economy coupled with continuing macro-economic and regulatory return is developing a more market-oriented economy with an increasingly important role for private companies. Our new deal origination activity focuses on established private companies requiring expansion finance for a proven business model. Such companies can generate profit rapidly from incremental investment and are in a position to IPO rapidly. The IPO market is becoming an effective exit market for private investment as it responds to investor interest and on-going regulatory reform. The Fund's investments in **Tomoike** and **Captive Finance** continue to perform above forecast and we are exploring opportunities to realize value for the Fund's investors.

*KOH Kuek Chiang, Asian Direct Capital Management*

## FUND DETAILS*

| | |
|---|---|
| Market cap | $368.17m |
| Shares outstanding | 10,073,173 |
| Exchange listed | NYSE |
| Listing date | July 10, 1992 |
| Investment manager | Martin Currie Inc |
| Direct investment manager | Asian Direct Capital Management |

## ASSET ALLOCATION*



| | |
|---|---|
| ■ Hong Kong | 50.8% |
| ■ Taiwan | 28.9% |
| ■ New York | 12.3% |
| ■ Direct | 2.0% |
| ■ B shares | 1.9% |
| ■ Singapore | 1.0% |
| ■ Cash | 3.1% |

## SECTOR ALLOCATION*

| | % of net assets | MSCI Golden Dragon % |
|---|---|---|
| Information technology | 19.3 | 22.1 |
| Industrials | 19.3 | 14.0 |
| Consumer discretionary | 15.1 | 7.2 |
| Materials | 9.1 | 6.1 |
| Utilities | 7.4 | 8.4 |
| Consumer staples | 7.4 | 0.7 |
| Telecommunications | 6.8 | 8.0 |
| Financials | 6.6 | 29.2 |
| Energy | 3.7 | 4.2 |
| Health care | 2.2 | 0.1 |
| Cash | 3.1 | - |
| **Total** | **100.0** | **100.0** |

## PERFORMANCE* (IN US$ TERMS)

| | NAV % | Market price % |
|---|---|---|
| One month | 10.4 | 32.1 |
| Calendar year to date | 70.7 | 152.7 |
| 3 years ** | 30.7 | 58.5 |

Past performance is not a guide to future returns.

## DIRECT INVESTMENTS* (2.0%)

| | | |
|---|---|---|
| Captive Finance | *Financials* | 1.1% |
| Tomoike Industrial (H K) Ltd | *Industrials* | 0.9% |

## 15 LARGEST LISTED INVESTMENTS* (51.0%)

| | | |
|---|---|---|
| Sohu Com Inc | *Information technology* | 9.1 |
| TCL International | *Consumer discretionary* | 4.4 |
| Chaoda Modern Agriculture | *Consumer staples* | 3.8 |
| Yanzhou Coal Mining | *Energy* | 3.7 |
| Sinotrans Limited | *Industrials* | 3.7 |
| Chinadotcom Corporation | *Information technology* | 3.3 |
| Anhui Conch Cement | *Materials* | 3.3 |
| Fountain Set Holdings | *Materials* | 3.3 |
| Xinao Gas Holdings | *Utilities* | 2.8 |
| Shenzhen Expressway | *Utilities* | 2.6 |
| BYD Co | *Industrials* | 2.4 |
| Cathay Financial Holdings | *Financials* | 2.4 |
| Anhui Expressway | *Utilities* | 2.1 |
| Comba Telecom | *Telecommunications* | 2.1 |
| Brilliance China | *Consumer discretionary* | 2.0 |

## FUND PERFORMANCE (US$)

| | One month | Three months | Year to date | One year | Three** years | Five** years | Since#** launch |
|---|---|---|---|---|---|---|---|
| **The China Fund, Inc.** | **10.4** | **12.4** | **70.7** | **83.1** | **30.7** | **21.0** | **7.9** |
| MSCI Golden Dragon | 7.3 | 21.2 | 44.8 | 41.6 | -0.4 | 2.0 | - |
| Hang Seng Chinese Enterprise Index | -11.4 | -5.4 | 44.4 | 57.0 | 17.1 | 9.3 | - |

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

## PERFORMANCE IN PERSPECTIVE†



## THE CHINA FUND INC. PREMIUM/DISCOUNT†



## DIVIDEND HISTORY CHART*



| | 1992 | 1993 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Income | 0.04340 | 0.08530 | 0.00930 | 0.09100 | 0.08340 | 0.50030 | 0.07800 | 0.01110 | 0.00000 | 0.13205 | 0.06397 |
| Long term capital gain | 0.00000 | 0.03780 | 0.24120 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00069 |
| Short term capital gain | 0.01160 | 0.78720 | 0.35940 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0.14971 |

Past performance is not a guide to future returns.

All charts as of 31 October 2003. *Source: State Street Corporation. †Source: Martin Currie Inc.

| Sector | Company (BBG ticker) | Price | Holding | Value $ | % of portfolio |
|---|---|---|---|---|---|
| **Hong Kong 50.8%** | | | | | |
| TCL International Holdings Ltd | 1070 HK | HK$2.93 | 32,318,000 | 11,961,154 | 4.4% |
| Chaoda Modern Agriculture (Holdings) Ltd | 682 HK | HK$1.97 | 41,038,000 | 10,407,423 | 3.8% |
| Yanzhou Coal Mining Co. | 1171 HK | HK$5.70 | 13,786,000 | 10,115,886 | 3.7% |
| Sinotrans Limited-H | 598 HK | HK$3.85 | 20,065,000 | 10,009,253 | 3.7% |
| Anhui Conch Cement | 914 HK | HK$8.85 | 7,726,000 | 8,901,609 | 3.3% |
| Fountain Set (Holdings) Ltd | 420 HK | HK$5.40 | 12,750,000 | 8,863,285 | 3.3% |
| Xinao Gas Holdings Ltd | 2688 HK | HK$4.18 | 13,976,000 | 7,466,581 | 2.8% |
| Shenzhen Expressway Co., Ltd | 548 HK | HK$2.50 | 21,494,000 | 6,986,657 | 2.6% |
| BYD Co | 1211 HK | HK$20.3 | 2,525,000 | 6,582,293 | 2.4% |
| Anhui Expressway Co., Ltd | 995 HK | HK$2.50 | 17,778,000 | 5,721,550 | 2.1% |
| Comba Telecom Systems Consulting Holdings | 2342HK | HK$3.30 | 13,174,000 | 5,596,576 | 2.1% |
| Brilliance China Automotive Holdings, Ltd | 1114 HK | HK$3.25 | 12,882,000 | 5,431,070 | 2.0% |
| TPV Technology, Ltd | 903 HK | HK$4.08 | 9,968,000 | 5,229,094 | 1.9% |
| Proview Intl Holdings Ltd | 334 HK | HK$2.15 | 17,644,000 | 4,826,661 | 1.8% |
| China Telecom Corporation Ltd. | 728 HK | HK$2.58 | 14,000,000 | 4,640,834 | 1.7% |
| China Fire Safety | 8201 HK | HK$0.64 | 53,565,000 | 4,413,182 | 1.6% |
| Tack Fat Group International Ltd | 928 HK | HK$0.83 | 37,296,000 | 3,985,026 | 1.5% |
| Golden Meditech Co Ltd | 8180 HK | HK$1.96 | 13,950,000 | 3,501,866 | 1.3% |
| Jingwei Textile Machinery Co., Ltd | 350 HK | HK$3.08 | 7,436,000 | 2,943,576 | 1.1% |
| Beijing Capital International Airport Co., Ltd | 694 HK | HK$2.88 | 7,520,000 | 2,783,213 | 1.0% |
| Natural Beauty Bio-Technology Ltd | 157 HK | HK$0.60 | 32,780,000 | 2,531,926 | 0.9% |
| Sino Golf Holdings Ltd | 361 HK | HK$1.51 | 10,953,000 | 2,129,123 | 0.8% |
| Ocean Grand Chemicals Holdings Ltd. | 2882 HK | HK$1.29 | 9,861,000 | 1,637,576 | 0.6% |
| Mainland Headwear Holdings | 1100 HK | HK$2.60 | 1,626,000 | 544,233 | 0.2% |
| Arcontech, Corp | 8097 HK | HK$0.17 | 18,386,000 | 409,472 | 0.2% |
| **Taiwan 28.9%** | | | | | |
| Cathay Financial Holding Co., Ltd | 2882 TT | NT$56.0 | 3,862,000 | 6,374,064 | 2.4% |
| China Metal Products | 1532 TT | NT$32.9 | 5,473,408 | 5,307,254 | 2.0% |
| Merry Electronics | 2439 TT | NT$55.0 | 3,254,208 | 5,275,020 | 1.9% |
| Chunghwa Telecom Co., Ltd | 2412 TT | NT$53.5 | 3,055,000 | 4,817,050 | 1.8% |
| Vanguard International Semiconductor Corp. | 5347 TT | NT$11.6 | 14,000,000 | 4,765,694 | 1.8% |
| Chicony Electronics Co., Ltd | 2385 TT | NT$63.0 | 2,500,960 | 4,643,692 | 1.7% |
| Synnex Technologies International, Corp | 2347 TT | NT$50.0 | 2,950,640 | 4,348,129 | 1.6% |
| Taiwan Green Point Enterprises Co., Ltd | 3007 TT | NT$77.5 | 1,831,200 | 4,182,670 | 1.5% |
| Fubon Financial Holdings | 2881 TT | NT$35.8 | 3,953,952 | 4,171,868 | 1.5% |
| Polaris Securities Co., Ltd | 6011 TT | NT$16.9 | 8,359,377 | 4,163,674 | 1.5% |
| China Motor Co | 2204 TT | NT$64.5 | 2,140,000 | 4,068,081 | 1.5% |
| Wintek Corp. | 2384 TT | NT$24.7 | 5,040,000 | 3,668,966 | 1.4% |
| Cheng Shin Rubber | 2105 TT | NT$47.5 | 2,516,400 | 3,522,812 | 1.3% |
| Ability Enterprise Corp | 2374 TT | NT$31.8 | 3,714,840 | 3,481,636 | 1.3% |
| Data Systems Consulting Co | 2477 TT | NT$26.4 | 3,968,339 | 3,087,655 | 1.1% |
| Taiwan Hon Chuan Enterprise | 9939 TT | NT$44.2 | 2,345,520 | 3,055,467 | 1.1% |
| Soft-World International Corp. | 5478 TT | NT$117 | 790,000 | 2,724,138 | 1.0% |
| Altek Corp | 3059 TT | NT$64.5 | 1,430,000 | 2,718,391 | 1.0% |
| Tainan Enterprises | 1473 TT | NT$45.3 | 1,546,000 | 2,064,067 | 0.8% |
| Taiwan FamilyMart | 5903 TT | NT$43.8 | 1,478,520 | 1,908,611 | 0.7% |
| **B shares 1.9%** | | | | | |
| China International Marine Containers Co., Ltd. | 200039 CH | HK$13.3 | 2,442,747 | 4,188,644 | 1.5% |
| Luthai Textile Co., Ltd | 200726 CH | HK$5.63 | 1,237,886 | 897,181 | 0.3% |
| Shanghai Friendship Group Co., Inc | 900923 CH | US$0.77 | 300,000 | 232,200 | 0.1% |
| **New York 12.3%** | | | | | |
| Sohu.com Inc | Sohu US | US$35.7 | 711,586 | 24,549,717 | 9.0% |
| Chinadotcom, Corp | China US | US$9.63 | 973,654 | 8,947,880 | 3.3% |
| **Singapore 1.0%** | | | | | |
| People's Food Holding | PFH SP | S$1.11 | 4,400,000 | 2,807,139 | 1.0% |
| **Direct 2.0%** | | | | | |
| Captive Finance Ltd | | | 2,000,000 | 3,045,000 | 1.1% |
| Tomoike Industrial (H.K.) Ltd | | | 825,000 | 2,361,530 | 0.9% |
| **Cash 3.1%** | | | | | |

## OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

## CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com